FORWARD FUNDS

101 California Street, 16th Floor

San Francisco, CA 94111

December 30, 2015

VIA EDGAR

Ms. Amy Miller

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-1520

RE:	Forward Funds (the “Registrant” or the “Trust”)

File Nos. 033-48940; 811-06722

Post-Effective Amendment (“PEA”) No. 115 and Amendment No. 115

Dear Ms. Miller:

Pursuant to your request, this letter is in response to comments provided by the Staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on PEA No. 115 and Amendment No. 115 to the Registrant’s registration statement under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, respectively, filed on October 30, 2015 with the Commission (Accession Number 0001193125-15-360657) (the “Registration Statement”). Below is a summary of the comments regarding the Registration Statement provided by the Staff via telephone to the undersigned and Tiffany L. Pearson, each of ALPS Fund Services, Inc., and Casey O’Brien of K&L Gates LLP on Friday, December 11, 2015 and the Registrant’s response to the comments. Unless otherwise stated herein, defined terms have the same meaning as set forth in the Registration Statement.

Prospectus

1.	Comment: Each Fund states in its “Principal Investment Strategies” section that the Fund may engage in short sales. Confirm whether the “Annual Fund Operating Expenses” table will include a line item for “Interest Expense on Short Sales” or “Dividend and Interest Expense on Short Sales” if the Fund incurs interest or dividend expenses on short sales.

Response: The Registrant confirms that each Fund will reflect applicable interest or dividend expenses on short sales in its “Annual Fund Operating Expenses” table.

2.	Comment: The Forward EM Corporate Debt Fund states in its “Principal Investment Strategies” section that the Fund may invest in exchange-traded funds. Confirm whether the “Annual Fund Operating Expenses” table will include a line item for “Acquired Fund Fees and Expenses.”

Response: Confirmed. If the Fund incurs acquired fund fees and expenses in excess of one basis point, it will reflect the acquired fund fees and expenses in its “Annual Fund Operating Expenses” table.

U.S. Securities and Exchange Commission

December 30, 2015

3.	Comment: With respect to the Forward EM Corporate Debt Fund’s statement in its “Principal Investment Strategies” section that the Fund may invest without limitation in unrated debt securities, including defaulted loans and bonds, add a parenthetical reference to “junk bonds” to the third sentence of fifth paragraph. In connection with this change, revise the name of the corresponding “Lower-Rated Debt Securities” risk in the Fund’s “Principal Risks” section to include the phrase “Junk Bond.” With respect to the Forward High Yield Bond Fund’s investment policy to invest at least 80% of its nets assets plus borrowings for investment purposes, if any, in lower-rated bonds, add a parenthetical reference to “junk bonds” to the end of policy. In connection with this change, revise the name of the corresponding “Lower-Rated Debt Securities” risk in the Fund’s “Principal Risks” section to include the phrase “Junk Bond.”

Response: The Registration Statement is being filed to reflect changes to the investment strategies of the Fund, as well as the related risks such strategies entail. The Registrant is undertaking a review of the collective descriptions of principal investment strategies and risks for all funds that are a series of the Trust in connection with the Trust’s annual update. Any modification to the existing risks and the names of such risks would create an inconsistent description among other funds in the Trust. Accordingly, the Registrant will consider making the requested change in connection with the annual update for all funds in the Trust.

4.	Comment: Provide additional disclosure to each Fund’s “Principal Investment Strategies” section regarding the type of loans the Fund may invest in, whether such investments include senior floating rate or bank loans, and if so, up to what percentage of the Fund’s total assets may invested in these types of loans. If a Fund’s investments in these types of loans may exceed 5% of the Fund’s total assets, provide supplementally information on how such investments are included when calculating the Fund’s 15% limit of total assets invested in illiquid securities.

Response: The Registrant believes that the current description of Principal Investment Strategies is sufficient to reflect that the Fund may invest in loans to obtain desired exposures. Accordingly, the Registrant has not revised the description of its principal investment strategies. The Registrant notes, however, that the Registrant is undertaking a review of the collective descriptions of principal investment strategies for all funds that are a series of the Trust in connection with the Trust’s annual update and may consider modifying the disclosure in connection with the annual update for all funds in the Trust.

The Registrant confirms that any loans in which each Fund invests that are deemed by the Fund to be illiquid, after evaluation by the Fund in accordance with its existing policies, will be subject to the Fund’s 15% limit of total assets invested in illiquid securities.

5.

Comment: Provide additional disclosure to each Fund’s “Principal Investment Strategies” section regarding the type of limited partnership units that Fund may invest in, including whether such limited partnerships include Master Limited Partnerships (“MLPs”). In addition, include corresponding disclosure in the Fund’s “Principal Risks” section that provides a description of the risks of investing in such limited partnerships, including any

U.S. Securities and Exchange Commission

December 30, 2015

potential risks related to investments in oil and gas.

Response: The Registrant notes that the reference to limited partnership units in the principal investment strategies is generic and included as an example of one form of security type in which the Fund may invest to obtain desired exposure. MLPs are not considered to be a principal investment strategy of the Funds. Accordingly, the requested change has not been made.

6.	Comment: Consider revising the disclosure in the fourth paragraph of the Forward EM Corporate Debt Fund’s “Principal Investment Strategies” section to clarify which instruments the Fund may invest up to 20% of its total assets.

Response: The Registrant believes that the current description of Principal Investment Strategies accurately reflects the security types in which the Fund may invest to pursue its investment strategy and presents sufficient disclosure regarding those instruments. Accordingly, the requested change has not been made.

7.	Comment: In connection with the Forward EM Corporate Debt Fund’s statement in its “Principal Investment Strategies” section that the Fund may invest in equities and the Forward High Yield Bond Fund’s statement in its “Principal Investment Strategies” section that the Fund may invest in common stocks, provide corresponding equity risk disclosure in each Fund’s “Principal Risks” section. In addition, disclose in the Forward High Yield Bond Fund’s “Principal Investment Strategies” section what types of equities and/or other securities the Fund intends to sell short and provide disclosure regarding any related risks.

Response: The Registrant has added “Equity Risk” disclosure to each Fund’s Principal Risks section. The Registrant believes that the current description of Forward High Yield Bond Fund’s Principal Investment Strategies accurately reflects the investment strategies of the Fund, including the Fund’s ability to sell short various types of securities to the extent that the Fund determines it would be appropriate to do so. Accordingly, the requested change regarding High Yield Bond Fund’s Principal Investment Strategies has not been made.

8.	Comment: In connection with the Forward EM Corporate Debt Fund’s statement in its “Principal Investment Strategies” section that the Fund may invest up to 20% of its assets in sovereign debt of emerging market countries, provide corresponding sovereign debt risk disclosure in the Fund’s “Principal Risks” section.

Response: The Registrant has made the requested change.

9.	Comment: The Staff notes that the Forward EM Corporate Debt Fund will normally maintain its portfolio duration within a range of plus or minus four years of the Fund’s benchmark, the Credit Suisse Emerging Market Corporate Bond Index (the “Benchmark”). Please add to the Fund’s “Principal Investment Strategies” section a definition of “duration” and provide additional disclosure showing an example of the duration calculation, using the highest duration value to which the Fund may be exposed.

U.S. Securities and Exchange Commission

December 30, 2015

Response: The Registrant has added a definition of “duration” and has provided an example of the duration calculation.

10.	Comment: In connection with the Forward EM Corporate Debt Fund’s “Emerging Market and Frontier Market Securities” principal risk disclosure, revise the disclosure in the Fund’s “Principal Investment Strategies” to state that the Fund may invest in frontier markets or revise the “Emerging Market and Frontier Market Securities” risk language accordingly.

Response: The Registrant is undertaking a review of the collective descriptions of principal investment strategies for all funds that are a series of the Trust in connection with the Trust’s annual update. Accordingly, the Registrant will consider making the requested change in connection with the annual update for all funds in the Trust.

11.	Comment: In connection with the Forward EM Corporate Debt Fund’s “Tax” principal risk disclosure, revise the disclosure in the Fund’s “Principal Investment Strategies” to clarify which complex securities in which the Fund will invest have related tax risk. Please state whether such risk exposure comes from the Fund’s investments in limited partnerships, including MLPs. Alternatively, please revise the “Tax” risk language accordingly.

Response: The Registrant believes that the current description of Forward EM Corporate Debt Fund’s “Tax” principal risk accurately reflects the tax risks associated with the securities in which the Fund will invest. Accordingly, the requested change has not been made.

12.	Comment: To the extent that comments are incorporated into Forward EM Corporate Debt Fund, please make corresponding edits to Forward High Yield Bond Fund.

Response: To the extent necessary, the Registrant has made corresponding changes.

13.	Comment: With respect to the discussion of the Forward High Yield Bond Fund’s anticipated average duration in the Fund’s “Principal Investment Strategies,” please revise the disclosure regarding the duration range to include what the actual range is based on the current duration of the noted index. Furthermore, use the higher number of that range in the duration example (as opposed to using a constant duration of three in said example).

Response: The Registrant respectfully declines to revise the Fund’s disclosure regarding the anticipated average duration range to one based on that of the noted index, as the range of the noted index fluctuates over time and may vary significantly in the near future. Furthermore, the Registrant respectfully declines to use the higher number of the range in the duration example, as the duration of three currently used in the example best approximates the average duration of the Fund’s portfolio. Furthermore, it is the Registrant’s belief that shareholders are better served by a duration example that uses a duration that is not at the outer limits of the Fund’s anticipated duration.

14.	Comment: The Forward High Yield Bond Fund’s “Principal Investment Strategies” disclosure states that the Fund may invest in payment in kind bonds. Please add corresponding payment in kind bonds risk disclosure to the Fund’s “Principal Risks.”

U.S. Securities and Exchange Commission

December 30, 2015

Response: The Registrant believes that the current disclosure in the Fund’s Principal Risks section accurately reflects the risks associated with the bonds in which the Fund may invest to pursue its investment strategy. Accordingly, the requested change has not been made.

15.	Comment: The Forward High Yield Bond Fund’s “Principal Investment Strategies” disclosure states that the Fund may invest up to 20% of the Fund’s total assets in securities denominated in foreign currencies. Please add corresponding currency risk disclosure to the Fund’s “Principal Risks.”

Response: The Registrant believes that the “Foreign Securities” risk disclosure in the Fund’s Principal Risks section accurately reflects the risks associated with the Fund’s permitted investments in securities denominated in foreign currencies. Accordingly, the requested change has not been made.

16.	Comment: Please note that private mortgage-backed securities are considered by the SEC staff to be an industry for concentration purposes. Therefore, confirm that the Forward High Yield Bond Fund’s statement in its “Principal Investment Strategies” section that the Fund may invest without limitation in mortgage-related and other asset-back securities is not inconsistent with the Fund’s fundamental investment restriction to not concentrate the Fund in the securities of issuers whose principal business activities are in the same industry, or revise the language accordingly.

Response: The Registrant confirms its understanding that the SEC staff considers private mortgage-backed securities to be an industry for concentration purposes. The Registrant confirms its intention to comply with the Fund’s fundamental investment restriction not to concentrate more than 25% of its total assets in the securities of issuers whose principal business activities are in the same industry.

17.	Comment: In connection with the Forward High Yield Bond Fund’s “Principal Investment Strategies” disclosure that the Fund’s investments in securities and instruments tied to emerging market countries will be limited to 20% of the Fund’s total assets, please add corresponding emerging markets risk disclosure to the Fund’s “Principal Risks.”

Response: The Registrant has made the requested change.

18.	Comment: In connection with the Forward High Yield Bond Fund statement in its “Principal Investment Strategies” section that the Fund may invest without limitation in mortgage-related and other asset-backed securities, disclose whether such other asset-backed securities include Collateralized Loan Obligations (“CLOs”), and if so, explain supplementally how the Fund will characterize the liquidity of CLOs and how the Fund will include CLOs when calculating the 15% limit on illiquid assets held by the Fund.

Response: The Registrant is undertaking a review of the collective descriptions of principal investment strategies for all funds that are a series of the Trust in connection with the Trust’s annual update. Accordingly, the Registrant will consider making the requested change in

U.S. Securities and Exchange Commission

December 30, 2015

connection with the annual update for all funds in the Trust. As a supplemental response, the Registrant confirms that the adviser’s existing policies for determining an instrument’s liquidity will apply equally to CLOs.

19.	Comment: Consider revising the “Security Types of the Funds” section of the Funds’ prospectus to distinguish which security types the Funds invest in as principal and non-principal investment strategies.

Response: The Registrant respectfully declines to revise this disclosure. It refers to the disclosure in each Fund’s “Fund Summary,” with each “Fund Summary” already providing information on which security types each Fund’s invests in as a principal investment strategy.

20.	Comment: Please provide additional disclosure to the section of the prospectus entitled “Security Types of the Funds – Master Limited Partnerships (“MLPs”)” to correspond with the Funds’ “Principal Investment Strategies” and “Principal Investments Risks” disclosure regarding their ability to invest in limited partnership units. Such disclosure should include a detailed description of the types of investments in which such limited partnerships may invest, including any potential investments in oil and gas, and related risks.

Response: The Registrant notes that MLPs are not considered to be a principal investment strategy of the Funds. Accordingly, the requested change has not been made.

21.	Comment: With respect to the each Fund’s investments in derivatives, as disclosed in the section entitled “Additional Investment Strategies and Risks – Changes in Investment Objectives and Investment Policies” and as disclosed in each Fund’s “Principal Investment Strategies,” disclose how those investments in derivatives are counted toward the 80% test and confirm it is not the notional amount being counted toward the 80% test.

Response: The Registrant confirms that it does not use the notional amount of derivatives for purposes of determining compliance with an 80% test. Additional information about how a Fund complies with the 80% test is provided in the prospectuses in the “Additional Investment Strategies – Changes of Investment Objective and Investment Policies” section, including how each Fund’s calculation of “net assets” for purposes of determining compliance with an 80% test includes a Fund’s assets “earmarked” to cover investment exposure.

22.	Comment: Please revise the table in the “Discussion of Principal and Non-Principal Risks” section to reflect the updated disclosure in each Fund’s “Principal Risks,” as applicable.

Response: The Registrant has made the requested change.

23.	Comment: Please separate the disclosure regarding the Funds’ use of a temporary defensive position from the disclosure regarding their use of cash reserves in the “Additional Investments Strategies and Risks – Defensive Positions; Cash Reserves” section of the Funds’ prospectus consistent with Item 9. Instruction 6. of Form N-1A.

U.S. Securities and Exchange Commission

December 30, 2015

Response: The Registrant is undertaking a review of the collective descriptions of the investment strategies and risks for all funds that are a series of the Trust in connection with the Trust’s annual update. Accordingly, the Registrant will consider making the requested change in connection with the annual update for all funds in the Trust.

Statement of Additional Information

24.	Comment: With respect to the table in the “Management of the Funds” section, consider revising the disclosure under the column “Principal Occupation(s) During Past Five Years” to limit the experience provided for each Trustee to that which occurred within the past five years, in accordance with Item 17(a)(1) of Form N-1A. Consider amending the formatting of the footnotes to alleviate potential investor confusion.

Response: The Registration Statement is being filed to reflect changes to the investment strategies of the Funds, as well as the related risks such strategies entail, and any modification to the Statement of Additional Information would create an inconsistency between the Statement of Additional Information for the Funds and the Statement of Additional Information for the other funds in the Trust. Moreover, the Registrant is undertaking a review of the Statement of Additional Information in connection with the Trust’s annual update. Accordingly, the Registrant will consider making the requested change in connection with the annual update for all funds in the Trust.

25.	Comment: Consistent with the response with respect to the disclosure contained in the Forward High Yield Bond Fund’s “Principal Investment Strategies” section, confirm that it is the Fund’s fundamental investment restriction not to concentrate more than 25% of its total assets in the securities of issuers whose principal business activities are in the same industry, including in private mortgage-backed securities, or revise the disclosure in the Statement of Additional Information (“SAI”) disclosure accordingly.

Response: The Registrant confirms its understanding that the SEC staff considers private mortgage-backed securities to be an industry for concentration purposes. The Registrant confirms its intention to comply with the Fund’s fundamental investment restriction not to concentrate more than 25% of its total assets in the securities of issuers whose principal business activities are in the same industry.

26.	Comment: Confirm that to the extent that either Fund will write credit default swaps, the Fund will segregate an amount equal to the full notional amount of the credit default swap to cover such obligations.

Response: The Registrant confirms that if a Fund sells a credit default swap it will segregate assets equal to the full notional amount of the swap in order to cover its obligations under the instrument, provided that the Fund shall not be precluded from relying on any subsequent guidance of the SEC or its staff with respect to segregation or cover requirements.

U.S. Securities and Exchange Commission

December 30, 2015

General:

27.	Comment: Please provide the traditional “Tandy” representations.

Response: The traditional “Tandy” representations are attached to this letter and are signed by an officer of the Funds.

*        *        *

No fees are required in connection with this filing. If you have any questions regarding the enclosed information, please contact me directly at (720) 917-0585.

Kind regards,

/s/ Megan Hadley Koehler
Megan Hadley Koehler, Esq.

cc:	Judith M. Rosenberg, Chief Compliance Officer and Chief Legal Officer, Forward Funds

George J. Zornada, Esq., K&L Gates LLP

Richard F. Kerr, Esq., K&L Gates LLP

Attachment

FORWARD FUNDS

101 California Street, 16th Floor

San Francisco, CA 94111

December 30, 2015

VIA EDGAR

Ms. Amy Miller

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-1520

RE:	Forward Funds (the “Registrant” or the “Trust”)

File Nos. 033-48940; 811-06722

Post-Effective Amendment (“PEA”) No. 115 and Amendment No. 115

Dear Ms. Miller:

In connection with a response being made on behalf of the Registrant to comments you provided with respect to Post-Effective Amendment No. 115 to the Registrant’s registration statement on Form N-1A under the Securities Act of 1933, as amended, and Amendment No. 115 to the Registrant’s registration statement on Form N-1A under the Investment Company Act of 1940, as amended, the undersigned hereby acknowledges on behalf of the Registrant that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure contained in the Registration Statement;

•	comments of the staff of the Securities and Exchange Commission (the “SEC Staff”) or changes to disclosure in response to SEC Staff comments in the filing reviewed by the SEC Staff do not foreclose the Securities and Exchange Commission (the “SEC”) from taking any action with respect to the filing made; and

•	if, to Registrant’s knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Sincerely,

/s/ Judith M. Rosenberg
Judith M. Rosenberg
Chief Compliance Officer and Chief Legal Officer